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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

New Horizons Worldwide, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
645526104
(CUSIP Number)
Arnold M. Jacob
ATMF New Horizons, LLC
6735 Telegraph Road
Suite 110
Bloomfield Hills, Michigan 48301
Tel: (248) 594-1005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	645526104	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS: Arnold Marks Jacob

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		690,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,399,996

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		690,000

WITH	10	SHARED DISPOSITIVE POWER:

		2,399,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,089,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS: ATMF New Horizons, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	26-0229361

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,399,996

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,399,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,399,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	645526104	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS: NH Investment LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	26-0274345

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,399,996

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,399,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,399,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	645526104	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS: NH Manager, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	38-3522667

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,399,996

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,399,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,399,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	645526104	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS: Robert H. Orley

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,499,996

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

2,499,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,499,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 7 of 19 Pages
ITEM 1. SECURITY AND ISSUER
     This statement relates to the common stock, $0.01 par value per share (“Common Stock”) of New Horizons Worldwide, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1900 S. State College Blvd., Suite 650, Anaheim, CA 92806-6135.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This statement is being filed by Arnold M. Jacob, Robert H. Orley, ATMF New Horizons, LLC (“ATMF”), NH Investment LLC (“NHI”) and NH Manager, Inc. (“NH Manager”). Mr. Jacob is a member of ATMF designated with sole responsibility for the voting of all securities held by ATMF. NH Manager, Inc. is the Manager of NHI. Mr. Orley is the President, Secretary and Treasurer of NH Manager, Inc. ATMF, NHI, NH Manager and Messrs. Jacob and Orley are sometimes referred to herein collectively as the “Reporting Persons.”
     Mr. Jacob may be deemed an indirect beneficial owner of the securities of the Issuer owned by ATMF by virtue of being the member of ATMF with the authority to direct the voting of the securities of the Issuer held by ATMF. Mr. Jacob disclaims beneficial interest in the shares held by ATMF except to the extent of his pecuniary interest therein. NH Manager may be deemed an indirect beneficial owner of the securities of the Issuer owned by NHI by virtue of it being the sole Manager of NHI. NH Manager disclaims beneficial ownership in the shares owned by NHI. Mr. Orley may be deemed to be the indirect beneficial owner of the securities of the Issuer owned by NHI by virtue of being the President of NH Manager with authority to direct the voting of the securities held by NHI on behalf of NH Manager. Mr. Orley disclaims beneficial interest in the shares owned by NHI except to the extent of his pecuniary interest therein. The securities of the Issuer beneficially owned by each of ATMF and NHI are set forth in Item 5 of this Schedule 13D, which is incorporated by reference herein.
     In addition, Mr. Jacob and Mr. Orley may be deemed to be the beneficial owners of the securities of the Issuer subject to the Voting Agreement (as defined below) by virtue of their ability, as proxies, to vote those shares for the specific and only purpose of approving an amendment to the Issuer’s Certificate of Incorporation (the “Certificate”) to increase the number of authorized shares of Common Stock to 30,000.000. Mr. Jacob disclaims beneficial ownership of all shares subject to the Voting Agreement other than those owned by him individually and (to the extent of his pecuniary interest therein) by ATMF, and Mr. Orley disclaims beneficial ownership of all shares subject to the Voting Agreement other than those owned by him individually and (to the extent of his pecuniary interest therein ) by NHI.
     (b) The address of the principal business and principal office of Mr. Jacob and ATMF is 6735 Telegraph Road, Suite 110, Bloomfield Hills, MI 48301. The address of the principal business and principal office of Mr. Orley, NH Manager and NHI is 40900 Woodward Ave., Suite 130,Bloomfield Hills, MI 48304.
     (c) The principal business of ATMF is to invest in, hold and dispose of securities of the issuer. The principal business of NHI is to invest in, hold and dispose of securities of the issuer. The principal business of NH Manager is to act as manager of NHI. The principal business of Mr. Jacob is as a principal of ATMF Realty and Equity Corporation, a company that directly and through affiliates invests in real estate and business ventures, including commercial real estate and businesses including companies that distribute garden and seed products, manufacture ice cream making equipment, operate inner-city movie theaters, manufacture sausage for major grocery chains, publish weekly newspapers and produce biodiesel fuels. The principal business address of ATMF Realty and Equity Corporation is 6735 Telegraph Road, Suite 110, Bloomfield Hills, MI 48301. The principal business of Mr. Orley is as Vice President and a director of Real Estate Interests Group, Inc., a real estate development and management company. The principal business address of Real Estate Interests Group, Inc. is 40900 Woodward Ave., Suite 130,Bloomfield Hills, MI 48304
     (d)-(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of ATMF and NHI is a Michigan limited liability company. NH Manager is a Michigan corporation. Each of Messrs. Jacob and Orley is a United States citizen.

Page 8 of 19 Pages
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As reported in Schedule 13G dated December 18, 2006 (incorporated by reference as Exhibit B hereto), Mr. Jacob acquired 690,000 shares of Common Stock on December 6, 2006. The total amount of funds for such purpose was $478,139.00. The source of funds for such purpose was personal funds of Mr. Jacob.
     Mr. Orley previously acquired 100,000 shares of the Common Stock in multiple transactions during 2006 with personal funds.
     On July 3, 2007, in accordance with the terms of a Series C Preferred Stock and Warrant Purchase Agreement dated as of July 2, 2007 (incorporated herein by reference as Exhibit C, the “Purchase Agreement”), ATMF acquired 64,516 shares of the Issuer’s Series C Convertible Preferred Stock, no par value per share (the “Series C Preferred”) and warrants to acquire 400,000 shares of Common Stock, and NHI acquired 64,516 shares of Series C Preferred and warrants to acquire 400,000 shares of Common Stock. ATMF and NHI each paid $1,499,997.00 to acquire such securities. The source of funds for ATMF was working capital and the source of funds for NHI was working capital.
     The warrants to acquire shares of Common Stock purchased by ATMF and NHI as described in the preceding paragraph are sometimes referred to in this statement as the “Series C Warrants.” The shares of Series C Preferred and the Series C Warrants held by ATMF and NHI are sometimes referred to collectively in this Schedule 13D as the “Series C Securities.” The shares of Common Stock and Series C Securities beneficially owned by Mr. Jacob, Mr. Orley, ATMF and NHI are sometimes referred to collectively in this Schedule 13D as the “Issuer Securities.”

Page 9 of 19 Pages
ITEM 4. PURPOSE OF TRANSACTION
     Mr. Jacob, Mr. Orley, ATMF and NHI acquired the Issuer Securities currently held by each of them for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Mr. Jacob, Mr. Orley, NH Manager, as the sole manager of NHI, NHI and ATMF may determine to dispose of or acquire additional securities of the Issuer or dispose of some or all of the Issuer Securities. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans that relate to or would result in any of the following, though each of them reserves the right to do so in the future:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; however, see Item 6 below for a discussion of the provisions of the Purchase Agreement, the Certificate, the Voting Agreement and the Amended Stockholders’ Agreement relating to the election of two nominees to the Issuer’s Board of Directors by the holders of the Series C Preferred and the establishment of the size of the Board of Directors at nine members, which is incorporated herein by reference;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Certificate, the Issuer’s bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”); or
(j) Any action similar to any of those enumerated above.

Page 10 of 19 Pages
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Mr. Jacob is the beneficial owner of 690,000 shares of Common Stock, over which he has sole disposition power and, pursuant to the terms of the Voting Agreement described below, shared voting power with Mr. Orley. ATMF is the record owner of 64,516 shares of Series C Preferred, which are convertible, at the option of ATMF, at any time, into 1,999,996 shares of Common Stock. Under the terms of the Certificate, Shares of Series C Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events outlined in the Certificate. The Series C Preferred may be voted at any annual or special meeting of the Corporation’s stockholders and is entitled to a number of votes equal to the number of full shares of Common Stock into which such Series C Preferred are then convertible. Mr. Jacob, as managing member of ATMF, has shared disposition power and shared voting power with ATMF with respect to these shares of Series C Preferred and, pursuant to the terms of the Voting Agreement, shared voting power with Mr. Orley with respect to these shares.
     ATMF is the record owner of Series C Warrants to purchase up to 400,000 shares of Common Stock, which are immediately exercisable at the option of ATMF for an exercise price of $0.75 per share until July 3, 2012, except that the Series C Warrants may not be exercised for a period beginning January 1, 2010 until April 4, 2012 and are subject to certain cancellation provisions during the non-exercise period in the event of a predetermined increase in the market price of the Common Stock, as further described in the form of such warrant incorporated by reference as Exhibit D. The exercise price of the Series C Warrant is subject to adjustment as described in the form of such warrant. Mr. Jacob, as managing member of ATMF, has shared disposition power with ATMF of these Series C Warrants and shared voting and disposition power with ATMF for the shares for which they may be exercised.
     Mr. Orley is the joint beneficial owner with his wife of 100,000 shares of Common Stock, over which he has shared disposition and voting power with his wife and, pursuant to the terms of the Voting Agreement described below, shared voting power with Mr. Jacob.
     NHI is the record owner of 64,516 shares of Series C Preferred, which are convertible, at the option of NHI, at any time, into 1,999,996 shares of Common Stock. Under the terms of the Certificate, Shares of Series C Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events outlined in the Certificate. NH Manager, as sole manager of NHI, and Mr. Orley, as President of NH Manager, have shared disposition power and shared voting power with NHI with respect to these shares of Series C Preferred. Pursuant to the terms of the Voting Agreement, Mr. Orley also has shared voting power with Mr. Jacob with respect to these shares.
     NHI is the record owner of Series C Warrants to purchase up to 400,000 shares of Common Stock, which are immediately exercisable at the option of NHI for an exercise price of $0.75 per share until July 3, 2012, except that the Series C Warrants may not be exercised for a period beginning January 1, 2010 until April 3, 2012 and are subject to certain cancellation provisions during the non-exercise period in the event of a predetermined increase in the market price of the Common Stock, as further described in the form of such warrant incorporated by reference herein as Exhibit D. NH Manager, as sole manager of NHI, and Mr. Orley, as President of NH Manager, have shared disposition power with NHI of these Series C Warrants and shared voting and disposition power with NHI for the shares for which they may be exercised.
     The table set forth below indicates the beneficial ownership and percentages for each of the Reporting Persons as of July 3, 2007:

	Shares						Shared
	Beneficially			Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Stockholder	Owned		Percentage(1)	Power	Power	Power	Power
ATMF	2,399,996	(2)	18.0%	0	2,399,996	0	2,399,996
NHI	2,399,996	(3)	18.0%	0	2,399,996	0	2,399,996
NH Manager	2,399,996	(4)	18.0%	0	2,399,996	0	2,399,996
Arnold M. Jacob	3,089,996	(5)	23.2%	690,000	2,399,996	690,000	2,399,996
Robert H. Orley	2,499,996	(6)	18.7%	100,000	2,399,996	100,000	2,399,996
(1) This table is based on 10,935,073 issued and outstanding shares of Common Stock on July 3, 2007, as represented by the Issuer in the Purchase Agreement. Percentage interests are calculated based on number of shares

Page 11 of 19 Pages
deemed outstanding for each Reporting Person, as determined pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act.
(2) Excludes 11,030,400 shares as to which ATMF may be deemed to hold shared voting power pursuant to the terms of the Voting Agreement, but as to which ATMF disclaims beneficial ownership.
(3) Excludes 11,620,400 shares as to which NHI may be deemed to hold shared voting power pursuant to the terms of the Voting Agreement, but as to which NHI disclaims beneficial ownership.
(4) Excludes 11,620,400 shares as to which NH Manager may be deemed to hold shared voting power pursuant to the terms of the Voting Agreement by virtue of the fact that NH Manager is the Manager of NHI, but as to which NH Manager disclaims beneficial ownership.
(5) Excludes 11,030,400 shares as to which Mr. Jacob may be deemed to hold shared voting power pursuant to the terms of the Voting Agreement and the irrevocable proxy granted thereunder, but as to which Mr. Jacob disclaims beneficial ownership.
(6) Excludes 11,620,400 shares as to which Mr. Orley may be deemed to hold shared voting power pursuant to the terms of the Voting Agreement and the irrevocable proxy granted thereunder, but as to which Mr. Orley disclaims beneficial ownership.
     Pursuant to the Voting Agreement described below, ATMF and NHI have agreed with certain other holders of voting securities of the Issuer to vote their securities in favor of the amendment of the Certificate to increase the number of authorized shares of Common Stock to 30,000,000. Mr. Jacob and Mr. Orley are appointed proxy for the signatories to the Voting Agreement for the specific and only purpose of voting the shares of the signatories in favor of such amendment to the Certificate. The parties to the Voting Agreement may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. Such group would beneficially own 18,730,439 shares of Common Stock, constituting 76.0% of the Common Stock, based on number of shares of Common Stock deemed outstanding for such Group as determined pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act. Of this number, 13,708,361 shares would represent shares that could be acquired upon conversion of shares of Series C Preferred, exercise of Series C Warrants, conversion of shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred”), exercise of the Issuer’s Series A-1 Warrants, Series A-2 Warrants, Series B-1 Warrants and Series B-2 Warrant, or exercise of options to acquire common stock exercisable within sixty days of the date of this Schedule 13D. Messrs. Jacob and Orley and ATMF, NHI and NH Manager disclaim membership in any such group.
     As the Manager of NHI, NH Manager may be deemed to own beneficially the Series C Securities held by NHI. NH Manager disclaims such beneficial ownership. As President of NH Manager and member of NHI, Mr. Orley may be deemed to own beneficially the Series C Securities held by NHI. Mr. Orley disclaims such beneficial ownership except to the extent of his pecuniary interest therein. As managing member of ATMF, Mr. Jacob may be deemed to own beneficially the Securities owned by ATMF. Mr. Jacob disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Each of Mr Jacob and Mr. Orley is also a director of the Issuer.

Page 12 of 19 Pages
     (c) None of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days except as described in this subsection (c). On July 3, 2007, pursuant to the Purchase Agreement, ATMF and NHI each acquired 64,516 shares of Series C Preferred plus Series C Warrants exercisable to purchase up to 400,000 shares of Common Stock at a purchase price of $0.75 per share. The consideration paid by each of ATMF and NHI for the acquisition was $1,499,997.00. The effective per-share price of the Series C Preferred was $23.25 per share. The Series C Preferred may be converted at any time by the holders thereof into shares of Common Stock at an initial conversion rate of 31 shares of Common Stock for each share of Series C Preferred, for an initial conversion price per share of $0.75. The aggregate shares of Series C Preferred held by each of ATMF and NHI are convertible into 1,999,996 shares of Common Stock at the initial conversion rate. The conversion rate for the Series C Preferred may be adjusted upon the occurrence of certain events as set forth in the Certificate. The number of shares for which the Series C Warrants may be exercised, and the exercise price per share thereof, may be adjusted upon the occurrence of certain events as set forth in the form of Series C Warrant incorporated by reference as Exhibit D hereto. The purchase of the Series C Preferred and Series C Warrants was effected with the Company in a closing held July 3, 2007, pursuant to wire transfer of funds by ATMF and NHI.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF    THE ISSUER
     Voting Agreement
     The Reporting Persons are parties with certain holders of Common Stock, Series B Preferred and Series C Preferred to a Voting Agreement dated as of July 3, 2007, which is incorporated by reference as Exhibit E hereto. Pursuant to the Voting Agreement, the parties have agreed to vote all of the Issuer’s Voting Shares (as defined in the Voting Agreement) held by them for the specific and only purpose of voting in favor of approving the amendment of the Certificate (the “Amendment”) to increase the number of authorized shares of Common Stock to 30,000,000. The Amendment is required because the Issuer currently has insufficient authorized shares of Common Stock to satisfy the conversion rights of all shares of Series C Preferred and the exercise rights of all Series C Warrants, when added to the shares that would be required to satisfy the conversion rights of the Series B Preferred and the exercise rights of the Series A-1 Warrants, Series A-2 Warrants, Series B-1 Warrants and Series B-2 Warrants. In the Purchase Agreement, the Issuer has undertaken to call and convene a meeting of its stockholders for the purpose of seeking approval of the Amendment.
     Pursuant to the Voting Agreement, each of the parties has appointed Mr. Jacob and Mr. Orley as their proxy and attorney-in-fact, with full power of substitution, to represent and vote the Voting Shares that such party is entitled to vote, and the proxies have agreed to vote such Voting Shares, at any meeting of the Issuer’s stockholders and any adjournment thereof, for the specific and only purpose of voting in favor of the approval of the Amendment. The proxy is coupled with an interest and is irrevocable.
     Also pursuant to the Voting Agreement, each party has agreed not to take any action in respect of the Voting Shares owned of record or beneficially by such party that is inconsistent with the purpose of the Voting Agreement, including without limitation transferring by sale, gift, or otherwise, encumbering in any manner or otherwise disposing of any of such Voting Shares, or seeking to do any of the same, without the prior consent of ATMF, NHI and Alkhaleej Training and Education Corp. (the “Investors”), except to a transferee that has agreed in writing to be bound by the terms of the Voting Agreement. Notwithstanding this provision, if, following the first anniversary of the Voting Agreement, the holders of a majority of the Series C Shares then outstanding so indicate in writing, no Investor will be bound by the restrictions on transfer or disposition.
     The Voting Agreement will terminate on the earlier of (i) the day following the date on which the stockholders meeting to approve the Amendment is convened (provided, that if the meeting is adjourned the Voting Agreement continues until the day following the last date to which it is adjourned); (ii) the date on which holders of a majority of the share of Series C Preferred issued under the Purchase Agreement have elected to have their Series

Page 13 of 19 Pages
C Shares redeemed pursuant to the provisions of Article 10 of the Certificate of Designations describing the rights and preferences of the Series C Preferred; or (iii) the second anniversary of the Voting Agreement.

Page 14 of 19 Pages
     Purchase Agreement
     Pursuant to the terms of the Purchase Agreement, as described in Item 5 above (which is incorporated herein by reference), ATMF and NHI each acquired 64,516 shares of Series C Preferred, convertible into 1,999,996 shares of Common Stock at the initial conversion rate, and warrants to acquire 400,000 shares of Common Stock. The Series C Preferred has an initial dividend rate of 4% and a liquidation preference of $23.25 per share plus accrued and unpaid dividends. The annual dividend rate for the Series C Preferred will be increased to 20% if the Amendment has not been approved and become effective within 180 days of the Closing Date. The conversion rate for the Series C Preferred may be adjusted upon the occurrence of certain events as set forth in the Certificate.
     The Purchase Agreement, and the Certificate as amended by the Certificate of Designations filed to create the Series C Preferred, provide that if the Amendment has not been approved on or before the first anniversary of the Closing Date under the Purchase Agreement, the Issuer will be obligated, upon the election of any purchaser of Series C Preferred, to redeem the Series C Preferred and the Series C Warrants held by such purchaser for a price equal to the Purchase Price for the shares plus accumulated but unpaid dividends (whether or not previously declared).
     The Issuer may compel conversion of the Series C Preferred at any time after July 3, 2011 if (a) the market price of the Issuer’s common stock for the twenty preceding trading days multiplied by the number of shares to be converted would yield a compounded annual growth rate equal to or greater than 25% on the original purchase price of the Series C Preferred, (b) the average daily trading volume of the Common Stock for the preceding 45 trading days is greater than 50,000 shares and (c) the Common Stock issued upon conversion may be sold immediately pursuant to an effective registration statement under applicable law.
     Second Amended and Restated Stockholders’ Agreement
     Pursuant to the terms of the Second Amended and Restated Stockholders’ Agreement, dated July 3, 2007 (incorporated by reference herein as Exhibit F hereto, the “Amended Stockholders’ Agreement”), by and among the Issuer and the parties identified therein as Series B Preferred Stockholders, Series C Preferred Stockholders and Warrant Holders, the Series C Stockholders are entitled to elect two directors to the Board of Directors of the Issuer (the “Series C Preferred Directors”). The Amended Stockholders’ Agreement provides that the Series C Preferred Directors are initially Mr. Jacob and Mr. Orley. Pursuant to the Amended Stockholders’ Agreement, the remaining Directors are to be elected by holders of Common Stock, the Series B Stockholders and the Series C Stockholders voting as a single class, on an as-converted basis.
     Under the Amended Stockholders Agreement, each Series B Preferred Stockholder, each Series C Preferred Stockholder and each Warrant Holder (so long as such Warrant Holder owns any securities of the Issuer) is required to take or cause to be taken all necessary action that may be required:
•	to establish the authorized size of the Issuer’s Board of Directors at nine and not to authorize any change in the size of the Board;

•	for so long as the holders of the Series B Preferred are entitled to nominate and elect Directors as set forth in the Certificate, to cause to be elected to the Issuer’s Board of Directors the Series B Preferred Directors designated in writing from time to time by the holders of a majority of the Series B Preferred (such persons initially being Donald Hughes, David L. Warnock and Alwaleed Aldryann);

•	for so long as the holders of the Series C Preferred are entitled to nominate and elect Directors as set forth in the Certificate, to cause to be elected to the Issuer’s Board of Directors the Series C Preferred Directors designated in writing from time to time by the holders of a majority of the Series C Preferred (such persons initially being Mr. Jacob and Mr. Orley);

•	to maintain the voting requirements for actions of the Issuer’s Board of Directors at a majority of directors present at a meeting at which there is a quorum, other than matters for which the Amended Stockholders’ Agreement, the Certificate or the Bylaws or law may impose a greater voting requirement.

•	to cause removal of any Series B Preferred Director or any Series C Preferred Director upon request by holders of a majority of the Series B Preferred or a majority of the Series C Preferred, as the case may be, and not otherwise to cause removal of any Series B or Series C Director;

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•	in the case of death, resignation, or other removal of any Series B Preferred Director or Series C Preferred Director, to elect only another person designated by the holders of a majority of the Series B Preferred or Series C Preferred, as the case may be, to fill the vacancy created; and

•	to prevent any action from being taken by the Issuer’s Board of Directors during the continuation of any vacancy due to death, resignation or removal of any Series B Preferred Director or Series C Preferred Directors, unless the Series B Preferred stockholders or the Series C Preferred stockholders, as the case may be, have failed for a period of five business days after written notice of the vacancy to designate a replacement
     In addition, under the Amended Stockholders Agreement:
•	while (i) the Issuer’s loan pursuant to its Credit Agreement dated as of July 19, 2006 is outstanding or (ii) Alkhaleej Training and Education Corporation (“Alkhaleej”) beneficially holds not less than 75% of (x) the Issuer’s Series A-1 Warrants issued to Alkhaleej as of July 3, 2007 or (y) the common stock issued on exercise of those Warrants, the Issuer, Alkhaleej and each Series B Preferred Stockholder are required to take or cause to be taken all necessary action required to elect and retain Alwaleed Aldryann as one of the Series B Preferred Directors;

•	while the holders of the Series B Convertible Preferred Stock are entitled to nominate and elect Series B Preferred Directors, Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (collectively, “Camden”) agree to vote all of their Issuer shares for the remaining Common Directors proposed to be elected by the Governance Committee of the Issuer’s Board of Directors;

•	For so long as the holders of the Series C Convertible Preferred Stock are entitled to nominate and elect Series C Preferred Directors as set forth in the Charter, the purchasers of the Series C Preferred and Series C Warrants agree to vote all of their Issuer shares for the remaining Common Directors proposed to be elected by the Governance Committee of the Issuer’s Board of Directors; and

•	Each Series B Preferred Stockholder, each Series C Preferred Stockholder and each Warrant Holder (so long as such Warrant Holder owns any securities of the Issuer) agrees to vote all Issuer shares for the election of Curtis Lee Smith, Jr., William Heller and Richard Osborne to the Company’s Board of Directors for a term or terms expiring at the annual meeting of the Issuer’s shareholders in 2009.
     The Issuer has agreed in the Amended Stockholders’ Agreement that while the holders of the Series B Preferred or the Series C Preferred (as applicable) are entitled to nominate and elect the Series B Preferred Directors or Series C Preferred Directors, the Issuer’s Board of Directors will not establish an executive committee authorized to exercise the power of the Board of Directors generally unless the Series B Preferred Directors and the Series C Preferred Directors (as applicable) are granted representation on the committee proportional to their representation on the Board of Directors.
     The Amended Stockholders’ Agreement also provides that Camden will have board observation rights so long as it holds at least 25% of the shares of Series B Preferred and that ATMF will have similar board observation rights so long as it holds at least 25% of the shares of Series C Preferred issued on the date of the Amended Stockholders’ Agreement.
     The Amended Stockholders’ Agreement requires any holder of Series B Preferred or Series C Preferred who wishes to transfer any of such securities to a third party first to offer the shares to the Issuer. The Issuer has a right (the “Right of First Refusal”), exercisable for twenty days following receipt of notice from the transferor, to acquire the shares at the same price and on the same terms as the transferor proposes to make to the third party. The Right of First Refusal does not apply to transfers of Common Stock into which shares of Series B Preferred or Series C Preferred have been converted.
     The Amended Stockholders’ Agreement grants each holder of at least 10,000 shares of Series B Preferred or Series C Preferred, and to each Warrant Holder, a pre-emptive right to acquire its pro rata share of any “New Securities” that the Issuer proposes to issue. “New Securities” include Common Stock or preferred stock of the Issuer, any options or warrants to purchase Common Stock or preferred stock, and securities of any type that are or may become convertible into or exchangeable for Common Stock or preferred stock of the Issuer. The pre-emptive right does not apply to shares issued on conversion of Series B Preferred or Series C Preferred, shares issued on exercise of the Series A-1 Warrants, Series A-2 Warrants, Series B-1 Warrants, Series B-2 Warrants or Series C Warrants, securities issued to officers, directors and employees of, and consultants to, the Issuer as compensation for bona fide services as approved by the Issuer’s Board of Directors or Compensation Committee, or an aggregate of

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75,000 shares of Common Stock issuable upon the exercise of options, warrants or other rights issued to financial institutions or lessors in connection with certain transactions approved by the Issuer’s Board of Directors.
     Second Amended and Restated Registration Rights Agreement
     Pursuant to the terms of the Second Amended and Restated Registration Rights Agreement, dated July 3, 2007 (incorporated herein by reference as Exhibit G hereto, the “Amended Registration Rights Agreement”), by and among the Issuer and the parties identified therein as Series B Preferred Stockholders, Series C Preferred Stockholders and Warrant Holders, the Issuer agreed, under certain circumstances, to register the shares of Common Stock issuable upon conversion of the Series B Preferred and the Series C Preferred and exercise of the Series A-1 Warrants, Series A-2 Warrants, Series B-1 Warrants, Series B-2 Warrant and Series C Warrants, under the Securities Act of 1933 (the “Securities Act”). The Amended Registration Rights Agreement provides the right to require registration by the Issuer at any time after the Issuer is eligible to file a registration statement on Form S-3 and the right to participate in other registrations initiated by the Issuer or other stockholders.
     With a view to making the provisions of Rule 144 under the Securities Act available to the parties, the Issuer has agreed in the Amended Registration Rights Agreement that, after it first becomes current in the filing of its periodic reports with the Securities and Exchange Commission, it will use its reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144, and will use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Act and the Securities Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144
     Pursuant to the Amended Registration Rights Agreement, the Issuer has agreed not to grant to any person common stock registration rights that are not subordinate to those granted under the Amended Registration Rights Agreement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit A – Agreement regarding filing of joint Schedule 13D.
     Exhibit B – Schedule 13G (previously filed by Arnold M. Jacob with respect to the Issuer on December 18, 2006, incorporated herein by reference).
     Exhibit C – Series C Stock and Warrant Purchase Agreement, dated as of July 2, 2007, by and among the Issuer, ATMF New Horizons, as agent, ATMF New Horizons, LLC, NH Investment LLC, Alkhaleej Training and Education Corp., Utopia Growth Fund , Utopia Core Fund , Utopia Core Conservative Fund and Utopia Yield Income Fund (previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).

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     Exhibit D – Form of Series C Warrant (previously filed as Exhibit 10.2 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit E – Voting Agreement dated as of July 3, 2007 among the Issuer and the stockholders named therein (previously filed as Exhibit 10.10 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit F – Second Amended and Restated Stockholders’ Agreement, dated as of July 3, 2007, by and among the Issuer, the parties identified therein as Series B Preferred Stockholders, the parties identified therein as Series C Preferred Stockholders and the parties identified therein as the Warrant Holders (previously filed as Exhibit 10.8 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit G – Second Amended and Restated Registration Rights Agreement, dated as of July 3, 2007, by and among the Issuer, the parties identified therein as Series B Preferred Stockholders, the parties identified therein as Series C Preferred Stockholders and the parties identified therein as the Warrant Holders (previously filed as Exhibit 10.9 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit H – Power of Attorney for Robert M. Orley.
     Exhibit I – Power of Attorney for NH Investment LLC.
     Exhibit J – Power of Attorney for NH Manager, Inc.

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SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2007

ATMF NEW HORIZONS, LLC

By: Name:	/s/ Arnold M. Jacob Arnold M. Jacob
Title:	Member

NH INVESTMENT LLC
By:	NH Manager, Inc,
its Manager

By: Name:	/s/ Justin G. Klimko, Attorney-in-Fact Justin G. Klimk
Title:	Attorney-in-Fact

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NH MANAGER, INC

By: Name:	/s/ Justin G. Klimko, Attorney-in-Fact Justin G. Klimko
Title:	Attorney-in-Fact

/s/ Arnold M. Jacob Arnold M. Jacob, an Individual

/s/ Justin G. Klimko, Attorney-in-Fact Robert H. Orley, an Individual